Mail Stop 3561

January 26, 2007

Paul Biberkraut
Chartwell International Inc.
177 Madison Avenue
Morristown, NJ 07960

Re: Chartwell International Inc.
       Post-Effective Amendment no. 3 to Registration Statement on Form SB-2
       Filed January 16, 2007
       File No. 333-129493

Dear Mr. Biberkraut,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement
Prospectus Summary, page 1

1. We note your response to prior comment one of our letter dated December 29, 2006. Please revise your first paragraph to remove marketing language such as "successful" and "synergistically."

2. We note you transport limited volume of commodities for two customers. Please also revise to describe the types of commodities you currently transport.

3. Please include in the first paragraph your revenue and income/loss for the most recent period available and pro forma for the most recent audited period.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: David C. Adams, Esq.
        Bullivant Houser Bailey, PC
        via facsimile: (916) 930-2501